UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is the convening notice for the Annual General Meeting of Ascendis Pharma A/S (the “Company”), providing notice to the Company’s shareholders of the Company’s Annual General Meeting to be held on May 29, 2019 at 2:00 pm CET.

Furnished as Exhibit 99.2 to this Report on Form 6-K is an annual report of the Company for the year ended December 31, 2018, prepared in accordance with the disclosure requirements of the Danish Financial Statements Act.

Exhibits

Exhibit No.	Description

99.1	Convening Notice to Shareholders.

99.2	Annual Report of the Company for the Year Ended December 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: May 1, 2019	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Chairman and Senior Vice President, Chief Legal Officer